Exhibit 99.1

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF REGULATION (EU) NO 596/2014

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

Verona Pharma Announces Partial Exercise of Over-allotment Option and Resulting Total Voting Rights

May 16, 2017, LONDON — Verona Pharma plc (AIM: VRP) (NASDAQ: VRNA) (“Verona Pharma”), a clinical-stage biopharmaceutical company focused on developing and commercialising innovative therapeutics for the treatment of respiratory diseases with significant unmet medical needs, announces that the underwriters of its global offering of new ordinary shares, comprising American Depositary Shares (“ADSs”) and ordinary shares (“Global Offering”), have given notice to Verona Pharma that they are exercising, in part, their over-allotment option. The underwriters have elected to purchase an additional 692,385 ADSs at the Global Offering price of $13.50 per ADS, raising approximately an additional $9.3 million in gross proceeds for the Company and bringing the total gross proceeds of the Global Offering to approximately $89.3 million (equivalent to approximately £69.9 million at the exchange rate used in the Global Offering prospectus). Closing of the partial exercise of the over-allotment option is expected to occur on Thursday, May 18, 2017. After the closing of the partial exercise of the over-allotment option, the total number of ADSs sold by Verona Pharma in the Global Offering will have increased to 6,460,385.

All of the ADSs in the Global Offering were sold by Verona Pharma and are trading on the NASDAQ Global Market under the ticker symbol “VRNA”. Verona Pharma’s ordinary shares are admitted to trading on the AIM market of the London Stock Exchange (“AIM”) under the symbol “VRP”. Each ADS represents eight ordinary shares of Verona Pharma.

Jefferies and Stifel acted as joint book-running managers for the Global Offering. Wedbush PacGrow and SunTrust Robinson Humphrey acted as co-managers.

Application has been made for the 5,539,080 new ordinary shares issued by Verona Pharma pursuant to the partial exercise of the over-allotment option, represented by the 692,385 ADSs, to be admitted to trading on AIM and it is expected that admission will become effective and dealings in the new ordinary shares will commence at 8.00 a.m. (British Summer Time) on Friday, May 19, 2017. The 5,539,080 new ordinary shares issued by Verona Pharma pursuant to the partial exercise of the over-allotment option will be credited as fully paid and rank pari passu in all respects with the existing ordinary shares.

Following the closing of the partial exercise of the over-allotment option, the issued share capital of Verona Pharma will be 104,553,244 ordinary shares and this figure may be used by shareholders as a denominator for the calculations by which they will determine if they are required to notify their interest in, or change to their interest in, Verona Pharma, under the Disclosure Guidance and Transparency Rules published by the Financial Conduct Authority.

A registration statement relating to these securities was declared effective by the Securities and Exchange Commission on April 26, 2017. The Global Offering was made only by means of a prospectus.  Copies of the final prospectus relating to and describing the terms of the Global Offering may be obtained from the offices of Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, or by telephone at +1 (877) 547-6340, or by e-mail at Prospectus_Department@Jefferies.com; or from Stifel, Nicolaus & Company, Incorporated, Attention: Syndicate, One Montgomery Street, Suite 3700, San Francisco, California 94104, or by telephone at +1 (415) 364-2720, or by e-mail at syndprospectus@stifel.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction.

For readers in the European Economic Area

In any EEA Member State that has implemented the Prospectus Directive (as defined below), this communication is only addressed to and directed at qualified investors in that Member State within the meaning of the Prospectus Directive. The term “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in each relevant Member State), together with any relevant implementing measure in the relevant Member State.

For readers in the United Kingdom

There will be no offer of ADSs or ordinary shares to the public in the United Kingdom.

This communication, in so far as it constitutes an invitation or inducement to enter into investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 as amended (“FSMA”)) in connection with the securities which are the subject of the offering described in this press release or otherwise, is being directed only at (i) persons who are outside the United Kingdom or (ii) persons who have professional experience in matters relating to investments who fall within Article 19(5) (“Investment professionals”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) certain high value persons and entities who fall within Article 49(2)(a) to (d) (“High net worth companies, unincorporated associations etc.”) of the Order; or (iv) any other person to whom it may lawfully be communicated (all such persons in (i) to (iv) together being referred to as “relevant persons”). The ADSs or ordinary shares offered in the Global Offering are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such ADSs or ordinary shares will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. This communication does not contain an offer or constitute any part of an offer to the public within the meaning of ss. 85 and 102B of FSMA or otherwise.

For further information, please contact:

Verona Pharma plc	Tel: +44 (0)20 3283 4200
Jan-Anders Karlsson, Chief Executive Officer	info@veronapharma.com

N+1 Singer (Nominated Adviser and UK Broker)	Tel: +44 (0)20 7496 3000
Aubrey Powell / James White

FTI Consulting (UK Media and Investor enquiries)	Tel: +44 (0)20 3727 1000
Simon Conway / Stephanie Cuthbert / Natalie Garland-Collins	veronapharma@fticonsulting.com

ICR, Inc. (US Media and Investor enquiries)
James Heins	Tel: +1 203-682-8251 James.Heins@icrinc.com
Stephanie Carrington	Tel. +1 646-277-1282 Stephanie.Carrington@icrinc.com